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13011209

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR - 1 2013
Washington DC
402

SEC FILE NUMBER
8-68928

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING February 23, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Novahill Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1765 Duke Street
(No. and Street)

Alexandria	Virginia	22314
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey G. Weiss — (571) 447-4310
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sobel & Company, LLC
(Name – *if individual, state last, first, middle name*)

293 Eisenhower Parkway	Livingston	New Jersey	07039 - 1711
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13

AFFIRMATION

I, Michael Doyle, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Nova*hill* Partners, LLC for the eleven months ended December 31, 2012, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Michael Doyle
Title: Chief Compliance Officer

Date: 28 Feb 2013

Sworn to and subscribed before me
This 28th day of February, 2013

Notary Public

SHAWN C. WILSON
NOTARY PUBLIC
REG # 7504564
MY COMMISSION EXPIRES 3/31/2015
COMMONWEALTH OF VIRGINIA

This report contains (check all applicable boxes):

Facing Page

(x)	(a)	Facing Page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income (Loss).
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Stockholder's Equity.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
(x)	(g)	Notes to Financial Statements.
(x)	(h)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1.
(x)	(i)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3.
( )	(j)	Information Relating to Possession or Control Requirements for Brokers and Dealers under Rule 15c3-3.
( )	(k)	A Reconciliation, Including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-2.
( )	(l)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
(x)	(m)	An Oath or Affirmation.
( )	(n)	A Copy of the Securities Investor Protection Corporation Supplemental Report.
( )	(o)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x)	(p)	Independent auditors' report on internal control.
( )	(q)	Schedule of segregation requirements and funds in segregation-customers' regulated commodity futures account pursuant to Rule 171-5.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

NOVA*HILL* PARTNERS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
INCLUDING FACING PAGE

DECEMBER 31, 2012

SOBEL & CO., LLC

CERTIFIED PUBLIC ACCOUNTANTS and CONSULTANTS

NOVA*HILL* PARTNERS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
INCLUDING FACING PAGE

DECEMBER 31, 2012

NOVA*HILL* PARTNERS, LLC

DECEMBER 31, 2012

CONTENTS

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT

Members
Nova*hill* Partners, LLC
Alexandria, Virginia

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Nova*hill* Partners, LLC as of December 31, 2012, and the related statement of loss, changes in members' deficit, and cash flows for the eleven months ended December 31, 2012, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nova*hill* Partners, LLC as of December 31, 2012, and the results of its operations and its cash flows for the period then ended, in accordance with accounting principles generally accepted in the United States of America.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
February 26, 2013

NOVA*HILL* PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash	$	16,364
Other assets		953
	$	17,317

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Accrued expenses	$	4,564
COMMITMENTS AND CONTINGENCIES		
MEMBERS' EQUITY:		12,753
	$	17,317

The accompanying notes are an integral part of these financial statements.

NOVA*HILL* PARTNERS, LLC

STATEMENT OF LOSS

FOR THE ELEVEN MONTHS ENDED DECEMBER 31, 2012

REVENUE:		
Service income	$	11,538
Interest income		60
		11,598
EXPENSES:		
Advertising		420
Bank charges		75
Charitable contributions		700
Dues and subscriptions		8,373
Insurance		9,854
Moving expense		6,256
Office expenses		20,506
Professional fees		18,239
Regulatory fees		3,535
Rent		19,605
Research data service		26,368
Telephone		5,825
Travel		23,277
Total Expenses		143,033
NET LOSS	$	(131,435)

NOVA*HILL* PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Balance, February 1, 2012	$	92,188
Net loss		(131,435)
Members' capital contributions		52,000
Balance, December 31, 2012	$	12,753

NOVA*HILL* PARTNERS, LLC

STATEMENT OF CASH FLOWS

FOR THE ELEVEN MONTHS ENDED DECEMBER 31, 2012

CASH FLOWS PROVIDED BY (USED FOR):		
OPERATING ACTIVITIES:		
Net loss	$	(131,435)
Adjustments to reconcile net loss to net cash used for operating activities:		
Other assets		(953)
Accrued expenses		4,564
Net Cash Used for Operating Activities		(127,824)
FINANCING ACTIVITIES:		
Members' capital contributions		52,000
Net Cash Provided by Financing Activities		52,000
NET DECREASE IN CASH		(75,824)
CASH:		
Beginning of period		92,188
End of period	$	16,364

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:
Nova*hill* Partners, LLC (the "Company") was incorporated in May 2002 in the State of New York and moved to New Jersey in March 2004. When the Company's mix of business changed, it submitted a New Member Application to Financial Industry Regulatory Authority, Inc. ("FINRA") in September 2011 and was accepted on February 23, 2012. The Company moved its headquarters to Alexandria, Virginia in October 2012. The Company is registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of FINRA and the Securities Investor Protection Corporation ("SIPC"). As of December 31, 2012, the Company has not engaged in any broker or dealer activity.

Basis of Accounting:
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America under the FASB Accounting Standards Codification.

Reporting Period:
The Company reports its financial information on a calendar year (December 31). These financial statements reflect the information as of December 31, 2012, and for the eleven months then ended, the approximate date of FINRA acceptance, through December 31, 2012.

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Federal and State Income Taxes:
The financial statements do not reflect a provision or liability for federal or state income taxes since under the Internal Revenue Code the Company elected to be taxed as a partnership. Accordingly, the individual members report their distributive share of the Company's income or loss and credits on each member's individual tax return.

The Company follows accounting standards that provide clarification on accounting for uncertainty in income taxes recognized in the Company's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on de-recognition, classification, interest and penalties, disclosure and transition. Tax returns for 2009 and forward are subject to audit by federal and state jurisdictions. No interest or penalties have been incurred during the eleven months ended December 31, 2012. At December 31, 2012, there are no significant income tax uncertainties that are expected to have a material impact on the Company's financial statements.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Subsequent Events:
The Company has evaluated its subsequent events and transactions occurring after December 31, 2012 through February 26, 2013, the date that the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

NOTE 2 - NET CAPITAL REQUIREMENTS:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital balance and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At December 31, 2012, the Company had net capital of $11,800 which was $6,800 in excess of its minimum dollar net capital requirement of $5,000.

At December 31, 2012, the Company's net capital is as follows:

	2012
Net capital	$ 11,800
Net capital requirement	5,000
Excess Net Capital	$ 6,800
Aggregate Indebtedness to Net Capital	0.00%

The Company is not required to furnish the "computation of reserve requirements" under Rule 15c3-3 of the Securities and Exchange Commission due to the fact that it qualifies for, and complies with the exemptive provision k(2)(ii) of Rule 15c3-3. This provision exempts brokers or dealers who clear all transactions on behalf of customers with a Clearing Broker on a fully disclosed basis from having to furnish the "computation of reserve requirements."

There were no differences between this computation of net capital and the corresponding computation prepared by the Company, and included in the Company's unaudited Part IIA FOCUS Report filing as of December 31, 2012.

NOTE 3 - COMMITMENTS:

The Company signed a lease agreement in October 2012, for the rental of office space in Alexandria, Virginia. The lease is for two years and expires on October 31, 2014. The lease requires monthly rental payments of $1,525. Rent expense amounted to $19,605 for the period ended December 31, 2012.

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Members
Nova*hill* Partners, LLC
Alexandria, Virginia

We have audited the financial statements of Nova*hill* Partners, LLC as of December 31, 2012, and for the eleven months then ended December 31, 2012, and have issued our report thereon dated February 26, 2013, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on pages 11 and 12, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 11 and 12 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 11 and 12 is fairly stated in all material respects in relation to the financial statements as a whole.

Sobel & Co., LLC
Certified Public Accountants

February 26, 2013

NOVA*HILL* PARTNERS, LLC

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT of 1934
DECEMBER 31, 2012

Total members' equity	$ 12,753
Total capital	12,753
Less: Deductions and/or charges:	
Non-allowable assets	(953)
Net capital before haircuts on security positions	11,800
Less: Haircuts on securities	-
Net capital	11,800
Minimum net capital required per Rule 15c3-1	(5,000)
Net capital in excess of all requirements	$ 6,800

RECONCILIATION WITH COMPANY'S COMPUTATION:	
Included in Part IIA of Form X-17A-5 as of December 31, 2012:	
Net capital, as reported in Company's (Unaudited) FOCUS report Part IIA	$ 11,800
Net audit adjustments	-
NET CAPITAL PER ABOVE	$ 11,800

Nova*Hill* Partners, LLC is not required to furnish this schedule due to its compliance with the exemptive provision k(2)(ii) of Rule 15c3-3.

NOVA*HILL* PARTNERS, LLC

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

DECEMBER 31, 2012

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Members
Nova*hill* Partners, LLC
Alexandria, Virginia

In planning and performing our audit of the financial statements of Nova*hill* Partners, LLC (the Company), as of and for the eleven months ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
February 26, 2013